Exhibit 99.1
Abitibi-Consolidated Inc.
Management’s Discussion and Analysis
Third Quarter 2008 Report to Shareholders
November 14, 2008
This Management’s Discussion and Analysis (“MD&A”) for Abitibi-Consolidated Inc. (“Abitibi” or the “Company”) should be read in conjunction with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended September 30, 2008 appearing in Exhibit 99.2 of this Form 6-K, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Cautionary Statements Regarding Forward-Looking Information and Use of Third Party Data” legal advisory contained at the end of this document. The Interim Consolidated Financial Statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This document is dated November 14, 2008.
KEY EVENTS
THIRD QUARTER OF 2008
Permanent Closure of Mackenzie Paper Mill
In November 2008, Abitibi’s parent company, AbitibiBowater Inc. (“AbitibiBowater”) announced the permanent closure of Abitibi’s previously idled Mackenzie paper mill, based on current market conditions. Upon review of the recoverability of the long-lived assets at this paper mill, Abitibi used this additional information and recorded long-lived asset impairment charges of $91 million for the three and nine months ended September 30, 2008. The fair value of the long-lived assets of the Mackenzie paper mill was determined to be zero based on its estimated sale and salvage value. Additionally, $3 million of mill stores inventory was determined to be unusable and was recorded in cost of sales.
Change in functional currency
The Company experienced several significant changes in its economic facts and circumstances resulting in a reconsideration of the functional currency of each of the Company’s domestic and foreign operations. The primary indicators of change were in cash flows from intercompany transactions and arrangements and cash flows from financing activities. The consideration received from a subsidiary of AbitibiBowater in the Donohue Corp. (“Donohue”) transaction (see below) was denominated in U.S. dollars. Further, the Company completed a series of financing transactions on April 1, 2008. As a result of these refinancing transactions, substantially all the Company’s debt is now denominated in U.S. dollars. Consequently, upon reconsideration, the Company concluded that the functional currency of the majority of the Company’s Canadian operations had changed from the Canadian dollar to the U.S. dollar. The change in functional currency was accounted for prospectively on July 1, 2008, with no change to previously reported results or balances. The exchange loss attributable to the remeasurement of the non-monetary items as of the date of the change in functional currency was included as part of the foreign currency translation adjustment included in a separate component of accumulated other comprehensive loss within shareholders’ (deficit) equity.
Effective July 1, 2008, and as a result of the change in functional currency, the Company translates all of its foreign operations with a functional currency of the U.S. dollar into its reporting currency of the Canadian dollar. As a result of translating these non-monetary assets at the current rate as of July 1, 2008, the Company’s non-monetary assets and shareholders’ (deficit) equity decreased by $909 million. See Note 2, “Basis of Presentation — Change in functional currency” to the Interim Consolidated Financial Statements for additional disclosures.
SECOND QUARTER OF 2008
Successful completion of refinancing transactions
On April 1, 2008, Abitibi and AbitibiBowater Inc. (“AbitibiBowater”) successfully completed a series of financing transactions designed to address Abitibi’s near-term debt maturities and general liquidity needs. See “Liquidity and Capital Resources — April 1, 2008 Refinancings” section below for additional information.
Impairment of Donohue and subsequent sale
Prior to April 1, 2008, Donohue was a wholly-owned subsidiary of Abitibi-Consolidated Company of Canada (“ACCC”), which is a wholly-owned subsidiary of Abitibi. Donohue owns 52% of the Augusta Newsprint Company and operates the U.S. recycling operations and the Alabama River newsprint mill and, prior to its sale on April 10, 2008, the Snowflake newsprint mill. On April 1, 2008, ACCC exchanged its interest in Donohue for gross proceeds of approximately $862 million from a subsidiary of AbitibiBowater. The $862 million exchange value of Donohue was determined based on a fair market value review of the assets.
The exchange transactions of Donohue took place through a series of intracompany transactions comprised of the sale by ACCC of 200,000 common shares and 151,492 preferred shares of Donohue and the transfer of ACCC’s outstanding loans, plus accrued and unpaid interest of Donohue.
In the second quarter of 2008, prior to the sale of Donohue, the Company recorded a long-lived asset impairment charge of $421 million, which is discussed more fully in Note 6, “Sale of Donohue” to the Interim Consolidated Financial Statements.
As a result of the sale of Donohue, the unaudited Interim Consolidated Financial Statements included herein do not reflect the financial position or results of operations of Donohue after March 31, 2008.
FOURTH QUARTER OF 2007
On October 29, 2007, pursuant to a Combination and Agreement and Plan of Merger, dated as of January 29, 2007, Abitibi and Bowater Incorporated (“Bowater”) combined in a merger of equals with each becoming a wholly-owned subsidiary of AbitibiBowater.
HIGHLIGHTS AND OVERVIEW OF FINANCIAL PERFORMANCE
Consolidated Results of Operations
Three months ended September 30, 2008 compared to three months ended September 30, 2007
(in millions of dollars)

	Third	Favorable/(unfavorable) variance due to				Third
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$854	$(251)	$(30)	$136	$—	$999
Cost of sales, excluding amortization	639	200	3	—	(14)	828
Amortization	57	27	—	—	22	106
Distribution costs	98	28	3	—	(13)	116
Selling, general and administrative expenses (“SG&A”)	38	3	—	—	2	43
Closure costs, impairment and other related charges	90	—	—	—	(87)	3
Net gain on disposition of assets	(5)	—	—	—	(35)	(40)

Operating loss	(63)	$7	$(24)	$136	$(125)	(57)

Interest expense	103					85
Loss (gain) on translation of foreign currencies	14					(200)
Other (income) expense, net	(9)					1
Income tax expense (recovery)	7					1
Share of earnings from investments subject to significant influence	—					—
Non-controlling interests	3					2

Net (loss) income	$(181)					$54

Sales
Sales declined in the third quarter of 2008 as compared with the third quarter of 2007 by $145 million, primarily due to the sale of Donohue on April 1, 2008, a decline in volume and the impact of the stronger Canadian dollar compared to the U.S. dollar, partially offset by increases in selling prices.
Operating Loss
Operating loss increased $6 million in the third quarter of 2008 as compared with the third quarter of 2007, primarily as a result of the impairment charges recorded in the third quarter of 2008 for the Mackenzie paper mill discussed above, a decline in volume and slight increases in production and distribution costs per unit, mostly offset by an increase in selling prices in the third quarter of 2008 compared to the third quarter of 2007. The above table analyzes the major items that increased operating loss in the third quarter of 2008 compared to the same period of 2007. A brief explanation of these major items follows:
Cost of sales, excluding amortization, decreased $189 million compared to the same period of 2007 due to the sale of Donohue and lower sales volume, minimally offset by a slight increase in manufacturing costs per unit.
Distribution costs decreased by $18 million in the third quarter of 2008 as compared to the third quarter of 2007, primarily due to the sale of Donohue and lower sales volume, partially offset by an increase in distribution costs per unit.
SG&A expenses decreased by $5 million in the third quarter of 2008 as compared to the third quarter of 2007, due to continued efforts to reduce costs and the sale of Donohue.
In November 2008, AbitibiBowater announced its decision to permanently close its previously idled Mackenzie (British Columbia) paper mill. The non-cash impairment charge related to this action was $91 million, which was recorded in the third quarter of 2008. Additionally, $3 million of inventory was determined to be unusable and was recorded in cost of sales. Closure costs, impairment and other related charges are discussed more fully in Note 5, “Closure costs, impairment and other related charges” to the Interim Consolidated Financial Statements.
Net gain on disposition of assets decreased by $35 million in the third quarter of 2008 as compared to the third quarter of 2007, due to the disposal of a portion of the Company’s timberlands located in Georgia and South Carolina in the third quarter of 2007.
Amortization expense decreased by $49 million in the third quarter of 2008 as compared to the third quarter of 2007, primarily due to the sale of Donohue on April 1, 2008, the overall decline in depreciable assets and the July 1, 2008 prospective change in the functional currency to the U.S. dollar from the Canadian dollar discussed above.
Net Loss
Net loss in the third quarter of 2008 was $181 million, an increase in net loss of $235 million, compared to third quarter 2007 net income of $54 million. The increase in net loss in the third quarter of 2008 was partially due to a $6 million increase in operating loss discussed above for the comparable periods. The following are the primary items that resulted in the increase in the 2008 third quarter net loss:
Interest expense increased $18 million in the third quarter of 2008 as compared with the third quarter of 2007, primarily as a result of the refinancing transactions discussed above.
Translation of foreign currencies decreased by $214 million to a loss of $14 million in the third quarter of 2008 as compared to a gain of $200 million in the third quarter of 2007.
Nine months ended September 30, 2008 compared to nine months ended September 30, 2007
(in millions of dollars)

	Nine					Nine
	Months	Favorable/(unfavorable) variance due to				Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$2,584	$(531)	$(160)	$144	$—	$3,131
Cost of sales, excluding amortization	2,086	485	18	—	(58)	2,531
Amortization	220	52	2	—	47	321
Distribution costs	312	60	6	—	(22)	356
Selling, general and administrative expenses	117	6	—	—	15	138
Closure costs, impairment and other related charges	532	—	—	—	(510)	22
Net gain on disposition of assets	(6)	—	—	—	(65)	(71)

Operating loss	(677)	$72	$(134)	$144	$(593)	(166)

Interest expense	281					258
Loss (gain) on translation of foreign currencies	91					(468)
Other (income) expense, net	28					(29)
Income tax expense (recovery)	(21)					(79)
Share of earnings from investments subject to significant influence	(1)					(1)
Non-controlling interests	6					21

Net (loss) income	$(1,061)					$132

Sales
Sales decreased in the first nine months of 2008 as compared with the same period of 2007 by $547 million, primarily due to the sale of Donohue on April 1, 2008, a decline in volume, as well as the impact of the stronger Canadian dollar compared to the U.S. dollar, partially offset by a slight increase in selling prices.
Operating loss
Operating loss increased in the first nine months of 2008 as compared with the same period of 2007. The above table analyzes the major items that increased operating loss in the first nine months of 2008 compared to the same period of 2007. A brief explanation of these major items follows:
Cost of sales, excluding amortization, decreased $445 million in the first nine months of 2008 compared to the same period of 2007 primarily due to lower sales volume and the sale of Donohue, partially offset by a slight increase in the average transaction price per unit.
Distribution costs declined by $44 million in the first nine months of 2008 compared to the same period of 2007 primarily due to lower sales volume and the sale of Donohue, partially offset by an increase in the average distribution cost per unit.
SG&A expenses declined by $21 million in the first nine months of 2008 compared to the same period of 2007 as a result of continued efforts to reduce costs and the sale of Donohue.
In November 2008, AbitibiBowater announced its decision to permanently close its previously idled Mackenzie (British Columbia) paper mill. The non-cash impairment charge related to this action was $91 million, which was recorded in the third quarter of 2008. Additionally, $3 million of inventory was determined to be unusable and was recorded in cost of sales. Closure costs, impairment and other related charges are discussed more fully in Note 5, “Closure costs, impairment and other related charges” to the Interim Consolidated Financial Statements. In the first nine months of 2008, the Company recorded a long-lived asset impairment charge of $421 million related to Donohue, which is discussed more fully in Note 6, “Sale of Donohue” to the Interim Consolidated Financial Statements.
Net gain on disposition of assets declined by $65 million in the first nine months of 2008 compared to the first nine months of 2007. In the first nine months of 2007, the Company disposed of a portion of its timberlands located in Georgia and South Carolina.
Amortization expense decreased by $101 million in the first nine months of 2008 compared to the same period of 2007. The decline is primarily due to the sale of Donohue on April 1, 2008, the overall decline in depreciable assets and the July 1, 2008 prospective change in the functional currency to the U.S. dollar from the Canadian dollar in the third quarter of 2008 discussed above.
Net loss
Net loss of $1,061 million in the first nine months of 2008 compared to net income of $132 million in the same period of 2007 represented a $1,193 million decrease, partially due to the increase in operating loss which included impairment charges totaling $512 million for Donohue and Mackenzie, as discussed above. The following items also impacted the net loss:
Interest expense increased by $23 million in the first nine months of 2008 compared to the same period of 2007, primarily as a result of the refinancing transactions discussed above.
Translation of foreign currencies decreased by $559 million to a loss of $91 million in the first nine months of 2008 compared to a gain of $468 million in the same period of 2007.
The change in other (income) expense, net in the first nine months of 2008 compared to the same period of 2007 was due primarily to fees of $68 million associated with the April 1, 2008 refinancing transactions, partially offset by a gain of $36 million realized on the extinguishment of debt.

Income tax recoveries declined by $58 million in the first nine months of 2008 compared to the same period of 2007 as a result of valuation allowances used in the first nine months of 2008 for the Company’s subsidiary in the United Kingdom and ACCC.
Segment Results of Operations
Abitibi manages its business based on the products that it manufactures and sells to external customers. Abitibi’s reportable segments, which correspond to its primary product lines, are newsprint, specialty papers and wood products. In general, Abitibi’s products are globally traded commodities. Pricing and the level of shipments of these products will continue to be influenced by the balance between supply and demand as affected by global economic conditions, changes in consumption and capacity, the level of customer and producer inventories and fluctuations in currency exchange rates. None of the income or loss items following “Operating loss” in the Unaudited Consolidated Statements of Operations are allocated to the Company’s segments, since those items are reviewed separately by management. For the same reason, closure costs, impairment and other related charges, employee termination costs, gains on dispositions of assets and other discretionary charges or credits are not allocated to the segments. Share-based compensation expense and depreciation expense are, however, allocated to the segments. For further information regarding the Company’s segments, see the Consolidated Business Segments table included in the Interim Consolidated Financial Statements.
Newsprint
Three months ended September 30, 2008 compared to three months ended September 30, 2007
(in millions of dollars)

	Third	Favorable/(unfavorable) variance due to				Third
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$440	$(156)	$(17)	$87	$—	$526
Amortization	26	16	—	—	13	55
Operating income (loss)	50	5	(12)	87	(15)	(15)

Newsprint’s sales declined by $86 million in the third quarter of 2008 compared to the third quarter of 2007 due to the sale of Donohue and a decline in volume, partially offset by an increase in prices. Newsprint’s $65 million operating income improvement in the third quarter of 2008 compared to the third quarter of 2007 is primarily attributed to a $120 per tonne increase in the selling price in the comparable periods.
Newsprint’s shipments for the third quarter of 2008 were 584,000 tonnes, compared to 830,000 tonnes in the third quarter of 2007, a decline of 29.6% in the comparable periods due to the sale of Donohue and lower sales volume. While North American consumption continued its decline in the third quarter of 2008, the Company continues to seek growth in the stronger international destinations by exporting newsprint from North America into areas where market conditions are more favorable.
Newsprint’s transaction prices were 18.9% higher in the third quarter of 2008 than the comparable period in the prior year. Abitibi has implemented each of the previously announced North American newsprint price increases through November and expects to implement the announced $20 per tonne December increase.
Newsprint’s third quarter 2008 cost of sales, on a per tonne basis, was 5.1% higher than in the same period of 2007. The increase in cost was mainly due to spreading fixed costs over a lower volume and higher fiber and energy costs, partially offset by a stronger Canadian dollar, decreasing production costs in Canadian dollars of the Company’s U.S. mills and lower employee future benefit expense.
Nine months ended September 30, 2008 compared to nine months ended September 30, 2007
(in millions of dollars)

	Nine Months	Favorable/(unfavorable) variance due to				Nine Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$1,344	$(315)	$(106)	$98	$—	$1,667
Amortization	110	29	3	—	25	167
Operating loss	(23)	2	(86)	98	(29)	(8)

Newsprint’s sales declined by $323 million in the first nine months of 2008 compared to the first nine months of 2007 due to the sale of Donohue, a decline in volume and an unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices, as the Company’s sales are primarily denominated in U.S. dollars, partially offset by a slight increase in prices.
Newsprint’s increased operating loss is primarily a result of lower sales volume as well as a stronger Canadian dollar compared to the U.S. dollar, partially offset by lower amortization costs. The Newsprint and Corporate and other segments for the nine months ended September 30, 2007 reflect a reclassification of $67 million of operating income from Corporate and other to Newsprint related to an adjustment to the presentation of these business segments in the second quarter of 2007.
Newsprint’s shipments for the first nine months of 2008 were 1,976,000 tonnes, compared to 2,436,000 tonnes in the first nine months of 2007, a decline of 18.9% in the comparable periods due to the sale of Donohue and lower sales volume. As the demand for newsprint in North America has continued to decline, the Company continues to seek growth in the stronger international destinations by exporting newsprint from North America into areas where market conditions are more favorable.
Although Newsprint’s average transaction price for the first nine months of 2008 was essentially flat compared to the first nine months of 2007, declining by 0.6%, the Company’s North American newsprint prices have increased significantly from December 2007 to September 2008. Abitibi has implemented each of the announced newsprint price increases through November and expects to implement the announced $20 per tonne December increase.
Newsprint’s cost of goods sold for the first nine months of 2008, on a per tonne basis increased 1.4% compared to the same period of 2007. Higher fiber and energy costs have been partially offset by decreases in cost due to a stronger Canadian dollar, decreasing production costs in Canadian dollars of Newsprint’s U.S. mills, and lower employee future benefit expense.
Newsprint Third Party Data (source: Pulp and Paper Products Council): In the nine months ended September 30, 2008, total North American newsprint demand declined 9.4%, compared to the same period last year. North American net exports of newsprint were 3.0% higher than 2007 levels. Inventories (North American mills and U.S. users) at September 30, 2008 were 368,000 metric tons, 19.1% lower than September 30, 2007. The days of supply at the U.S. daily newspapers was 48 days at September 30, 2008, 23.1% higher compared to September 30, 2007. The North American operating rate was 95.0% for the nine months ended September 30, 2008.
Specialty Papers
Three months ended September 30, 2008 compared to three months ended September 30, 2007
(in millions of dollars)

	Third	Favorable/(unfavorable) variance due to				Third
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$339	$(36)	$—	$45	$—	$330
Amortization	21	4	—	—	12	37
Operating income (loss)	22	3	—	45	8	(34)

Specialty Papers’ sales increased by $9 million in the third quarter of 2008 compared to the third quarter of 2007, due to a 16% increase in average selling prices, partially offset by a decline in volume.
Specialty Papers’ operating income improvement of $56 million in the third quarter of 2008 compared to the third quarter of 2007 is due primarily to a 16% increase in average selling prices.
Specialty Papers’ shipments in the third quarter of 2008 were 376,000 tonnes, compared to 424,000 tonnes in the third quarter of 2007. Total demand for uncoated mechanical decreased approximately 11% compared to the third quarter of 2007.
During the third quarter of 2008, the average price for Specialty Papers in the U.S. was 10.5% higher, compared to the second quarter of 2008. Compared to the third quarter of 2007, the average price in the U.S. was 16% higher. Price increases of US$60 per tonne were announced during the fourth quarter of 2007 for most of Specialty Papers’ uncoated mechanical grades.
On a per tonne basis, Specialty Papers’ cost of goods sold for the third quarter of 2008 declined by approximately 1.3% compared to the same period of 2007. The decrease was attributable to improving productivity, lower employee future benefits expense and lower maintenance costs, partially offset by higher energy costs.
Nine months ended September 30, 2008 compared to nine months ended September 30, 2007
(in millions of dollars)

	Nine Months	Favorable/(unfavorable) variance due to				Nine Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$959	$(72)	$(59)	$68	$—	$1,022
Amortization	77	7	—	—	27	111
Operating loss	(5)	3	(59)	68	30	(47)

Specialty Papers’ sales declined by $63 million in the first nine months of 2008 compared to the first nine months of 2007 due to a decline in volume and an unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices, as the Company’s sales are primarily denominated in U.S. dollars, partially offset by a slight increase in prices.
The decrease in the operating loss was due primarily to the decline in amortization costs, a slight increase in average selling prices and a decrease in selling and administrative costs, partially offset by lower sales volumes.
Specialty Papers’ shipments for the first nine months of 2008 were 1,150,000 tonnes, compared to 1,238,000 tonnes in the first nine months of 2007, a 7.1% decline in the comparable periods.
Comparing the first nine months of 2008 to the same period in 2007, Specialty Papers’ average price in the U.S. was 1.1% higher. Price increases of US$60 per tonne were announced during the fourth quarter of 2007 for most of Specialty Papers’ uncoated mechanical grades.
On a per tonne basis, Specialty Papers’ cost of goods sold in the first nine months of 2008 were essentially flat compared to the same period of 2007. Higher energy costs have been essentially offset by better productivity, lower employee future benefits expense and lower maintenance costs.
Specialty Papers Third Party Data (source: Pulp and Paper Products Council): In the first nine months of 2008 compared to the same period in 2007, North American demand for supercalendered high gloss papers was down 1.9%, for lightweight or directory grades was down 8.1% and for standard uncoated mechanical papers was up 9.6%. The industry operating rate was 92.0% in the first nine months of 2008 compared to 88.0% for the same period of 2007. North American uncoated mechanical mill inventories were at 17 days supply at September 30, 2008 compared to 22 days supply at September 30, 2007.
Wood Products
Three months ended September 30, 2008 compared to three months ended September 30, 2007
(in millions of dollars)

	Third	Favorable/(unfavorable) variance due to				Third
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$70	$(59)	$—	$3	$—	$126
Amortization	5	5	—	—	1	11
Operating loss	(6)	13	—	3	5	(27)

Wood Products’ sales declined by $56 million in the third quarter of 2008 compared to the third quarter of 2007 due to the decline in volume.

Wood Products’ decrease in operating loss was primarily due to lower per unit production costs and slightly higher selling prices, partially offset by lower volumes.
Wood Products’ shipments of 194 million board feet (“mbf”) in the third quarter of 2008 were approximately 46% lower compared to shipments of 362 mbf in the third quarter of 2007. The decline in the demand for wood products has resulted in the continued idling of several facilities.
Wood Products’ continued decrease in shipments is due primarily to lower demand from a weaker U.S. housing market. The Company is not expecting any significant improvements in the wood products market in the short term. As such, during the first quarter of 2008, the Company announced the curtailment of annualized capacity in the province of Québec and British Columbia. Moreover, downtime experienced at its sawmills was the result of the weak lumber market. During the first quarter of 2008, the Company idled its Mackenzie sawmills for an indefinite period of time, three sawmills in Québec for the entire quarter and reduced production shifts in certain other sawmills, resulting in declines in production.
Wood Products’ cost of goods sold, on a per mbf basis, decreased by $16 per mbf, primarily due to lower cost of wood, mainly related to the idling of the higher cost sawmills.
Nine months ended September 30, 2008 compared to nine months ended September 30, 2007
(in millions of dollars)

	Nine Months	Favorable/(unfavorable) variance due to				Nine Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$245	$(144)	$(4)	$(23)	$—	$416
Amortization	24	12	—	—	(3)	33
Operating loss	(45)	24	(4)	(23)	28	(70)

Wood Products’ sales declined by $171 million in the first nine months of 2008 compared to the first nine months of 2007 primarily due to a decline in volume and lower selling prices.
The decrease in Wood Products’ operating loss was due to lower sales volume and lower transaction prices.
Wood Products’ shipments of 782 mbf in the first nine months of 2008 were 34.5% lower compared to shipments of 1,193 mbf in the first nine months of 2007. The demand for wood products has continued to decline in the first nine months of 2008, resulting in the continued idling and closure of several facilities.
The decrease in shipments and lower pricing is due primarily to lower demand from a weaker U.S. housing market. The Company is not expecting any significant improvements in the wood products market in the short term. As such, during the first quarter of 2008, the Company announced the curtailment of capacity in the province of Québec and British Columbia. Moreover, downtime experienced at its sawmills was the result of the weak lumber market. During the first quarter of 2008, the Company idled its Mackenzie sawmill for an indefinite period of time, idled three sawmills in Québec and reduced production shifts in certain other sawmills, resulting in declines in production.
On a per mbf basis, Wood Products’ cost of goods sold decreased by $34 per mbf, primarily due to lower cost of wood, mainly related to the idling of the higher cost sawmills.
Wood Products Third Party Data (source: U.S. Census Bureau): U.S. housing starts decreased 31.1% to 817,000 units in the first nine months of 2008, compared to 1,185,000 units in the first nine months of 2007, and are at their lowest level in approximately 17 years.
Corporate and Other
The Company excludes hedging, net gain on disposition of assets, closure costs, impairment and other related charges, employee termination costs and merger-related charges from its internal review of segment results. Also excluded from segment results are corporate and other items, which include general and administrative expenses. These items are analyzed separately from segment results.

Three months ended September 30, 2008 compared to three months ended September 30, 2007
(in millions of dollars)

	Third	Favorable/(unfavorable) variance due to				Third
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$5	$—	$(12)	$—	$—	$17
Closure costs, impairment and other related charges	90	—	—	—	(87)	3
Net gain on disposition of assets	(5)	—	—	—	(35)	(40)
Amortization	5	—	—	—	(2)	3
Operating (loss) income	(129)	—	—	—	(148)	19

Corporate and Other revenues in the third quarter of 2008 declined by $12 million, compared to the third quarter of 2007, due to the Company’s hedging program that had a less favorable contribution in the third quarter of 2008.
In November 2008, the Company announced its decision to permanently close its previously idled Mackenzie (British Columbia) paper mill. The non-cash impairment charge related to this action was $91 million, which was recorded in the third quarter of 2008. This is discussed more fully above and in Note 5, “Closure costs, impairment and other related charges” to the Interim Consolidated Financial Statements.
Corporate and Other’s operating loss of $129 million represents a $148 million decrease from operating income of $19 million in the third quarter of 2007, primarily due to the impairment charge on the long-lived assets of Mackenzie discussed above, a decrease in net gain on disposition of assets and the decline in sales.
Nine months ended September 30, 2008 compared to nine months ended September 30, 2007
(in millions of dollars)

	Nine					Nine
	Months	Favorable/(unfavorable) variance due to				Months
	Ended		Foreign			Ended
	2008	Volume	exchange	Prices	Costs	2007

Sales	$36	$—	$10	$—	$—	$26
Closure costs, impairment and other related charges	532	—	—	—	(510)	22
Net gain on disposition of assets	(6)	—	—	—	(65)	(71)
Amortization	9	—	—	—	1	10
Operating loss	(604)	—	(4)	—	(559)	(41)

Corporate and Other’s $10 million increase in revenues is due to the Company’s hedging program that had favorable contributions in the first nine months of 2008.
In November 2008, the Company announced its decision to permanently close its previously idled Mackenzie (British Columbia) paper mill. The non-cash impairment charge related to this action was $91 million, which was recorded in the third quarter of 2008. This is discussed more fully above and in Note 5, “Closure costs, impairment and other related charges” to the Interim Consolidated Financial Statements.
In the first nine months of 2008, the Company recorded an impairment charge of $421 million related to the sale of Donohue, which is discussed more fully in Note 6, “Sale of Donohue” to the Interim Consolidated Financial Statements.
Corporate and Other’s operating loss increase was principally due to the impairment charges on the long-lived assets of Donohue and Mackenzie discussed above and the decrease in net gain on disposition of assets. The Newsprint and Corporate and other segments for the nine months ended September 30, 2007 reflect a reclassification of $67 million of operating income from Corporate and other to Newsprint related to an adjustment to the presentation of these business segments in the second quarter of 2007.

BALANCE SHEET
As of September 30, 2008, total long-term debt amounted to $3,706 million, compared to $3,343 million as of December 31, 2007.
On March 10, 2008, S&P changed its rating on the Company from B to B-. The outlook is negative. On March 18, 2008, Moody’s changed its rating on the Company from B2 to Caa1. The outlook is negative. On April 4, 2008, DBRS changed its rating on the Company from BBL to B.
LIQUIDITY AND CAPITAL RESOURCES
Overview
Abitibi’s primary sources of liquidity and capital resources are cash on hand, cash provided from operations and the accounts receivable securitization program. In addition, cash generated by Donohue is used, in part, to service the debt obligations of Abitibi since Abitibi receives interest from AbitibiBowater on the note issued as consideration for the transfer of Donohue to another subsidiary of AbitibiBowater (see Note 6, “Sale of Donohue” to the Interim Consolidated Financial Statements). Abitibi also periodically reviews timberland holdings and sells timberlands as a source of additional liquidity. AbitibiBowater has targeted approximately US$750 million in asset sales by the end of 2009, including timberlands, sawmills, hydroelectric sites and other assets. It is unclear how the current global credit crisis may impact Abitibi’s ability to sell any of these assets.
Abitibi has significant short-term debt maturities which primarily consist of the $369 million (US$347 million) term loan due March 30, 2009 (discussed below). In addition, Abitibi’s and Donohue’s US$350 million accounts receivable securitization program could terminate in July 2009 (US$255 million outstanding at September 30, 2008), if not renewed.
Abitibi believes that cash on hand, cash generated from its operations and the accounts receivable securitization program will be sufficient to provide for its anticipated requirements for working capital, capital expenditures and contractual obligations (excluding debt maturities) for the next twelve months. However, the weakening U.S. and global economy, together with the current credit environment, could reduce Abitibi’s ability to generate cash from operations. In the event Abitibi does not generate adequate cash from operations, Abitibi may not have sufficient liquidity to support its operations. In addition, Abitibi will need to refinance its $369 million (US$347 million) term loan due March 30, 2009, which may prove difficult in the current market and economic environment.
The ongoing and unprecedented disruption in the credit markets has had a significant adverse impact on a number of financial institutions and companies, and could impact Abitibi’s ability to refinance its short-term obligations. These financial market conditions have reduced the ability of many companies to refinance short-term credit facilities and other short-term indebtedness. Abitibi’s operations are funded by cash generated through its operations and the accounts receivable securitization program, although these sources will not be sufficient alone to refinance Abitibi’s short-term obligations. Abitibi is currently working on refinancing plans for its $369 million (US$347 million) term loan and intends to refinance this term loan before its due date. However, considering current market conditions and the instability of the credit markets, no assurance can be made that the Company will be able to complete this refinancing transaction or that it will be completed on terms acceptable to the Company. If such refinancing is not consummated, the Company believes its liquidity could approach the minimum amounts necessary to operate its business and the Company would be highly dependent on the success of its previously announced initiatives, including the receipt of substantial proceeds from asset sales and improved operating performance and conditions. If Abitibi’s future cash flow is insufficient and refinancing or additional financing is unavailable, Abitibi may be unable to meet its debt obligations. If Abitibi defaults under the terms of some of its indebtedness, the relevant debt holders may accelerate the maturity of its obligations, which could cause cross-defaults or cross-acceleration under Abitibi’s other obligations.
Cash used in operating activities
Cash used in operating activities totaled $388 million in the first nine months of 2008 compared to $421 million in the same period of 2007. The decrease in cash used for operations was primarily related to a decrease in the use of working capital. Additionally, the Company expects that its continued export of newsprint from North America to international destinations could have a negative impact on its working capital due to the less favorable accounts receivable terms for international sales versus North American sales.
Cash provided by financing activities
Cash provided by financing activities totaled $108 million for the nine months ended September 30, 2008, compared to $350 million for the same period of 2007. The significant decrease in the first nine months of 2008 as compared to the same period of 2007 was due to the net impact of the April 1, 2008 refinancing transactions.

Cash provided by investing activities
Cash provided by investing activities totaled $347 million for the first nine months of 2008 compared to $6 million for the first nine months of 2007. The increase in cash provided by investing activities was principally due to proceeds received as a result of the sale of Donohue to AbitibiBowater as discussed above and in Note 6, “Sale of Donohue” to the Interim Consolidated Financial Statements.
The Company intends to limit its capital expenditure program in 2008 to approximately $100 million, of which approximately $48 million is estimated to be for the biomass energy generator at Fort Frances.
Liquidity and Short-term Debt
As described in Note 1, “Going Concern,” to the Abitibi-Consolidated Inc. audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, the Company experienced a liquidity shortfall and faced significant near-term liquidity challenges at the end of the first quarter of 2008. These circumstances lent substantial doubt as to the ability of Abitibi to meet its obligations as they became due and, accordingly, substantial doubt as to the appropriateness of Abitibi’s use of accounting principles applicable to a going concern. As of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Senior Notes due April 1, 2008 and $154 million (US$150 million) principal amount of its 5.25% Senior Notes due June 20, 2008, issued by Abitibi-Consolidated Company of Canada (“ACCC”), a wholly owned subsidiary of Abitibi. Additionally, the Company had revolving bank credit facilities with commitments totalling $710 million (US$695 million) maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008 as described below.
As of September 30, 2008, total short-term debt and long-term debt due within one year totaled $380 million. In order to address the Company’s significant upcoming debt maturities, which primarily consist of the $369 million (US$347 million) term loan due March 30, 2009, the Company is currently pursuing refinancing alternatives, including the sale of assets.
Abitibi’s primary sources of liquidity and capital resources are cash on hand, cash provided from operations and the accounts receivable securitization program. In addition, cash generated by Donohue is used, in part, to service the debt obligations of Abitibi, as discussed above. As of September 30, 2008, Abitibi had cash on hand of approximately $198 million. Abitibi’s third quarter 2008 cash used in operations was $18 million, an improvement of $163 million as compared to the second quarter of 2008. Additionally, as of September 30, 2008, Abitibi and Donohue transferred US$485 million of trade receivables resulting in cash proceeds of $271 million (Abitibi $188 million, Donohue $83 million) (US$255 million).
Abitibi is forecasting improved quarterly cash from operations. However, Abitibi is not expected to have sufficient cash to repay the $369 million (US$347 million) term loan due March 30, 2009, without significant asset sales or external refinancing as presently contemplated by Abitibi’s refinancing plans, which Abitibi is actively pursuing. As a result, while the Company’s April 1 refinancings alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties and challenges remain for Abitibi to overcome including, but not limited to, Abitibi’s ability to repay or to refinance the $369 million (US$347 million) term loan due March 30, 2009 and to service its considerable debt, including the new debt resulting from the April 1 refinancings. Furthermore, the transfer of Donohue out of the Abitibi consolidated group has and will continue to impact Abitibi’s results of operations going forward, decreasing its revenues and costs. However, Donohue’s cash flows support the obligations under the $369 million (US$347 million) term loan since Abitibi receives interest from AbitibiBowater on the note issued as consideration for the transfer of Donohue to another subsidiary of AbitibiBowater.
April 1, 2008 Refinancings
The following series of financing transactions, completed on April 1, 2008, addressed the debt maturities and general liquidity needs of Abitibi.
▪	A private placement by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due April 1, 2011 (“2011 Notes”). The 2011 Notes are guaranteed by Abitibi, Donohue and certain of their subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of, ACCC and its subsidiaries that are guarantors.

▪	A $409 million (US$400 million) 364-day senior secured term loan due March 30, 2009 (“Term Loan”) to ACCC, with interest at LIBOR plus 800 basis points, with a 3.5% LIBOR floor. On April 15, 2008, ACCC repaid $51 million (US$50 million) of the Term Loan with a portion of the proceeds from the April 10, 2008 sale of Donohue’s Snowflake, Arizona newsprint mill (see Note 7, “Assets held for sale and liabilities associated with assets held for sale”) and repaid another $3 million (US$3 million) of the Term Loan with a portion of the proceeds from other debt issuances. The outstanding balance at September 30, 2008 was $369 million (US$347 million). The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the personal property of Donohue and its subsidiaries (including accounts receivable, inventory and equipment), the pledge of the stock or other equity interest of certain subsidiaries of Donohue and by the real estate relating to the Alabama River newsprint mill. The Term Loan ranks effectively senior to the 2011 Notes and the 2010 Notes (see following paragraph) to the extent of the collateral securing the Term Loan, while the 2011 Notes rank effectively senior to the Term Loan and the 2010 Notes to the extent of the collateral securing the 2011 Notes.

▪	The private exchange of a combination of US$293 million principal amount of new senior unsecured 15.5% notes due July 15, 2010 of ACCC (“2010 Notes”) and US$218 million in cash for an aggregate of $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The exchange resulted in a debt extinguishment gain during the second quarter of 2008 of approximately $36 million, which is included in “Other (income) expense, net” on the Consolidated Statements of Operations for the nine months ended September 30, 2008. The 2010 Notes were issued at a discount of US$82 million. The fair value of the 2010 Notes was determined to be 72% of par, based on observed market prices of the 2010 Notes after they began trading on April 7, 2008 extrapolated backwards to April 1, 2008 based on fluctuations in the observed market prices of comparable outstanding Abitibi public debt. This exchange represents a second quarter 2008 non-cash financing item of US$211 million. During the second quarter of 2008, Abitibi repaid US$21 million of 6.95% Notes due April 1, 2008 and US$12 million of 5.25% Notes due June 30, 2008, that were not tendered for exchange in the private exchange offer.

▪	US$350 million cash received from AbitibiBowater, together with notes receivable and assumed, in exchange for the sale of Donohue. AbitibiBowater financed this acquisition from a private sale of US$350 million convertible notes.

▪	Abitibi’s former bank credit facility was repaid and cancelled.
As a result of the refinancings and the cancellation of Abitibi’s former bank credit facility, Abitibi is no longer subject to financial maintenance covenants on its recourse debt. However, the Term Loan, the 2010 Notes and the 2011 Notes restrict the ability of Abitibi, Donohue and their respective subsidiaries to incur additional indebtedness, to grant additional liens, to pay dividends or make loans to AbitibiBowater, to make acquisitions or to make other investments.
Accounts Receivable Securitization Program
Abitibi and Donohue (the “participants”) continue to participate in the Accounts Receivable Securitization Program (the “program”) that was established when Donohue was a subsidiary of Abitibi. Accordingly, the participants share between themselves the amounts available under the program.
The participants sell most of their trade receivables in order to reduce working capital requirements. The program is committed until July 2009 to obtain aggregate cash proceeds of up to $373 million (US$350 million) from accounts receivable. The participants expect to renew or enter into a similar accounts receivable securitization program prior to the maturity of the existing program.
As of September 30, 2008, amounts outstanding under the participants’ program were as follows:

				Weighted
				Average
		Amount	Termination	Interest
(Unaudited, in millions)	Commitment	Outstanding	Date	Rate

Off-Balance Sheet:
U.S. dollar equivalents	$350	$255	07/09	8.33%

As of September 30, 2008, the participants transferred $516 million (US$485 million) of trade receivables resulting in cash proceeds of $271 million (Abitibi $188 million, Donohue $83 million) (US$255 million), which represented the total available at that time, based on current level and eligibility of trade receivables. Accounts receivable are sold at discounted amounts based on the securitization provider’s funding cost plus a margin. The participants act as servicing agents and administer the collection of the accounts receivable sold pursuant to these agreements.

The fees received for servicing the accounts receivable approximate the value of services rendered. The amount that can be obtained under the program depends on the amount and nature of the accounts receivable available to be sold. The commitment fee for the unused portion is 50 basis points.
Adoption of new accounting standards
None
Accounting principles issued but not yet implemented
Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 of the Handbook, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principles-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.
The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.
Critical Accounting Policies and Estimates
The following discussion and analysis provides information that the Company believes is useful in understanding the Company’s operating results, cash flows and financial condition in its Interim Consolidated Financial Statements included in Exhibit 99.2 of this Form 6-K. The Company’s significant accounting policies are described in Note 2 to the Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, as updated below for Goodwill and Long-lived Asset Impairment.
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates, assumptions and judgments and rely on projections of future results of operations and cash flows. The Company bases its estimates and assumptions on historical data and other assumptions that it believes are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in its financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.
The Company’s judgments are based on its assessment as to the effect certain estimates, assumptions of future trends or events may have on the financial condition and results of operations reported in its Interim Consolidated Financial Statements. It is important that the reader of the Company’s financial statements understand that actual results could differ materially from these estimates, assumptions, projections and judgments.
Goodwill
The Company has a significant amount of goodwill recorded in its Consolidated Balance Sheets. The Company reviews the carrying value of its goodwill for impairment in the fourth quarter of each year or more frequently, if an event occurs that triggers such an interim review. Goodwill is allocated to reporting units for purposes of performing a test for impairment. If a reporting unit’s carrying value exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill is recorded.
The Company determined the fair values of its reporting units relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. Several of the key assumptions used in the Company’s valuation models include periods of operation, projections of product pricing, production levels, product costs, market supply and demand, foreign exchange rates, inflation, weighted average cost of capital and capital spending. The Company derives these assumptions from several sources, including its internal budgets, which contain existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. The Company believes that its internal forecasts are consistent with those that would be used by a potential buyer in valuing the Company’s reporting units.
The Company’s products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern. The average price over a commodity cycle forms the basis of the Company’s product pricing assumption. The Company derives its pricing estimates from information generated internally, from industry research firms and from other published reports and forecasts. As of December 31, 2007, because the strength of the Canadian dollar (as compared to the U.S. dollar) was near historical highs, the Company believed a potential buyer would consider a shorter-term view of exchange rates between the Canadian and U.S. dollar. Therefore, the Company used foreign exchange rates that are based on market forward rates followed by a gradual reversion to a 5-year historical average.
In the Company’s 2007 impairment test, there were no indications of impairment for any of its reporting units, and the fair value of each reporting unit exceeded the respective carrying value of each reporting unit by at least 10%.
During the third quarter of 2008 and subsequent to the end of the third quarter, the Company’s parent, AbitibiBowater experienced a significant decline in the price of its publicly-traded common stock and, accordingly, a significant decline in its market capitalization. The Company believes the decline in AbitibiBowater’s stock price was principally driven by the current economic environment and the extraordinary decline in the worldwide stock market as a whole. It has also been impacted by Bowater’s and Abitibi’s liquidity concerns. The Company does not believe that these events impact the fair value of its reporting units with allocated goodwill; however, they would impact AbitibiBowater’s ability to reconcile the fair value of its reporting units to its market capitalization. As part of the Company’s annual goodwill impairment test, which it will perform in the fourth quarter of 2008, AbitibiBowater will prepare a reconciliation of the fair value of its reporting units to its market capitalization. As a result of this reconciliation process, and if AbitibiBowater’s stock price remains at current levels for a more extended period of time, it is possible that AbitibiBowater could identify factors impacting enterprise value that have not yet been reflected in its assessment of reporting unit fair value. Any consequent reduction in the estimated fair value of the Company’s reporting units as a result of the identification of such factors could result in a non-cash goodwill impairment charge.
Long-lived Asset Impairment
Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable, such as continuing losses in certain locations. When certain indicators that the carrying value of a long-lived asset may not be recoverable are triggered, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the asset is greater than the expected undiscounted future cash flows, an impairment charge is recorded based on the excess of the long-lived asset’s carrying value over its fair value.
Asset impairment loss calculations require the Company to apply judgment in estimating asset fair values and future cash flows, including periods of operation, projections of product pricing, first quality production levels, product costs, market supply and demand, foreign exchange rates, inflation, projected capital spending, estimated useful lives and discount rates. One key assumption, especially for the Company’s long-lived assets in Canada, is the foreign exchange rate. The Company determined the foreign exchange rates based on market forward rates followed by a gradual reversion to a 5-year historical average.
Immediately upon the Combination, AbitibiBowater began a comprehensive strategic review of its operations to reduce costs and improve its profitability. On November 29, 2007, AbitibiBowater announced the results of the initial phase of its comprehensive review, which, among other things, included AbitibiBowater’s decision to reduce its newsprint and specialty papers production capacity by approximately one million metric tons per year.
In November 2008, AbitibiBowater announced the permanent closure of the Company’s previously idled Mackenzie paper mill, based on current market conditions. Upon review of the recoverability of the long-lived assets at this paper mill, the Company used this additional information and recorded long-lived asset impairment charges of $91 million at its Mackenzie paper mill for the three and nine months ended September 30, 2008.

The fair value of the long-lived assets of the Mackenzie paper mill was determined to be zero based on its estimated sale and salvage value.
Employee Benefit Plans
The determination of projected benefit obligations and the recognition of expenses related to pension and other postretirement obligations are dependent on assumptions used in calculating these amounts. These assumptions include: discount rates, expected rates of return on plan assets, rate of future compensation increases, mortality, termination, health care inflation trend rates and other factors. Management develops each assumption using relevant company experience in conjunction with market related data for each individual country in which such plans exist. All assumptions are reviewed periodically with third party actuarial consultants and adjusted as necessary.
Recent deterioration in the securities markets has impacted the value of the assets included in the Company’s defined benefit pension plans, the effect of which has not been reflected in the Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2008, based on the provisions of Section 3461, of the CICA Handbook which require plan assets and obligations to be re-measured on the date of the annual financial statements. In June 2008, the Company embarked on a de-risking strategy with its pension plans by reducing the equity component of such plans. Currently, the Company’s plans are comprised of approximately 25% equity and 75% fixed income. Accordingly, the Company mitigated the recent volatility that impacted the equity markets.
Should values not recover before December 31, 2008, the decline in fair value of the Company’s plans would result in increased total pension costs for 2009 as compared to total pension costs expected during 2008. However, future minimum cash contributions are not expected to be materially impacted in 2009 as a result of the continued market volatility since the 2009 contributions are largely based on valuations performed as of or prior to January 1, 2008. A continued decline in fair value of the Company’s plans may, however, increase the minimum cash contributions that will be required in 2010.
Cautionary Statements Regarding Forward-Looking Information and Use of Third Party Data
Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements relating to the Company’s refinancing activities, its efforts to improve operating and financial performance, its plans for future price increases for certain of the Company’s products, its efforts to reduce costs and increase revenues and profitability, the Company’s business outlook, the Company’s curtailment of production of certain of its products, its assessments of market conditions, the Company’s ability to achieve targeted synergies (as part of the overall AbitibiBowater program), AbitibiBowater’s ability to meet its $1 billion debt reduction target (including the success of its program to sell non-core assets and the success of other actions aimed at reducing the Company’s debt, as well as the debt of Bowater, and the Company’s strategies for achieving its goals generally. Forward-looking statements may be identified by the use of forward-looking terminology such as the words “should,” “would,” “could,” “will,” “may,” “expect,” “believe,” “anticipate” and other terms with similar meaning indicating possible future events or potential impact on the business of Abitibi.
The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the Company’s substantial indebtedness and its ability to refinance its existing indebtedness or to obtain financing or otherwise derive additional liquidity, especially in light of the current decline in the global economy and the credit crisis, the Company’s capital intensive operations and the adequacy of its capital resources, the ability of Abitibi’s parent, AbitibiBowater, to meet its continued listing requirements of the New York Stock Exchange, industry conditions generally and further growth in alternative media, the Company’s ability to realize announced price increases, the Company’s ability to obtain timely contributions to its cost-reduction initiatives from its unionized and salaried employees, the prices and terms under which the Company would be able to sell targeted assets, the volatility of the U.S. dollar against the Canadian dollar, the costs of raw materials such as energy, chemicals and fiber and the success of the Company’s post-merger integration activities, including the rollout of information technology platforms and billing and procurement systems as well as the impact of the Company’s liquidity position on the relationship with its customers, vendors and trade creditors. In addition, with respect to forward-looking statements relating to the combination of Abitibi and Bowater, the following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully or that the improved financial performance, product quality and product development will not be achieved; the risk that other combinations within the industry or other factors may limit the Company’s ability to improve its competitive position; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers.
Additional risks that could cause actual results to differ from forward-looking statements are enumerated in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, and as amended on April 9, 2008 and May 30, 2008, as updated in the Company’s Quarterly Report on Form 6-K for the quarter ended March 31, 2008, filed on May 15, 2008 and as further updated in the “Risk Factors” section below of this Management’s Discussion and Analysis. All forward-looking statements in this report are expressly qualified by information contained in this report and in the Company’s other filings with the SEC and the Canadian securities regulatory authorities. Additional factors that could cause Abitibi’s results, or those of AbitibiBowater, to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by AbitibiBowater, Abitibi and Bowater Incorporated with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). The Company disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Market and Industry Data
Information about industry or general economic conditions contained in this report is derived from third party sources (i.e., the Pulp and Paper Products Council; RISI, Inc.; and certain trade publications) that the Company believes are widely accepted and accurate; however, the Company has not independently verified this information and cannot provide assurances of its accuracy.
Risk Factors
The following risk factors are intended to update the risk factors set forth in the Company’s audited consolidated financial statements included in the Company’s 2007 Annual Report on Form 20-F, filed on March 31, 2008, as amended on April 9, 2008 and May 30, 2008, and as updated in this Management’s Discussion and Analysis in its 2008 Quarterly Report on Form 6-K for the quarter ended March 31, 2008, filed on May 15, 2008.
In addition to the other information set forth in this report, you should carefully consider the following factors which could materially affect the Company’s business, financial condition or future results. The risks described below are not the only risks the Company is facing. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial also may materially affect the Company’s business, financial condition or results of operations.
The Company’s substantial indebtedness is currently affecting its financial health.
The Company, AbitibiBowater and Bowater have a significant amount of indebtedness. As of September 30, 2008, AbitibiBowater, on a consolidated basis, had outstanding total debt of approximately $6.2 billion, of which approximately $1.1 billion was secured debt, and shareholder’s equity of $1.2 billion. At September 30, 2008, Abitibi had outstanding total debt of approximately $4.1 billion, of which approximately $0.8 billion was secured debt, and a shareholders’ deficit of $227 million. AbitibiBowater has outstanding long-term convertible notes and the Company and Bowater have outstanding long-term notes. In addition, the Company utilizes an accounts receivable securitization program for working capital and other operating needs. The Company’s substantial amount of debt could have important negative consequences, by further:
•	limiting the Company’s ability to obtain additional financing, if needed, or refinancing, when needed, for debt service requirements, working capital, capital expenditures or other purposes;

•	increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

•	requiring the Company to dedicate a substantial portion of its cash flows from operations to make payments on the Company’s debt;

•	causing the Company and its parent, AbitibiBowater, to monetize assets such as timberland or production facilities on terms that may be unfavorable to them;

•	causing the Company to offer debt securities on terms that may not be favorable to the Company;

•	reducing funds available for operations, future business opportunities or other purposes;

•	limiting the Company’s flexibility in planning for, or reacting to, changes and opportunities in its business and its industry;

•	increasing employee turnover and uncertainty, diverting management’s attention from routine business and hindering the Company’s ability to recruit qualified employees; and

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt.
The indentures governing the Company’s various notes, debentures and other debt securities and the terms and conditions of its other indebtedness, may permit the Company or its subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. The terms of this indebtedness also restrict the Company and its parent, AbitibiBowater’s ability to sell assets, apply the proceeds of such sales, and reinvest in the business. As discussed in the immediately following risk factor, the Company expects that it will incur additional or replacement indebtedness in the near term. As a result, some or all of the risks discussed above may increase.
There can be no assurance that the Company will be able to generate sufficient cash flows to repay its outstanding indebtedness when it matures, in light of (1) the significant decreases in North American demand for newsprint, which is the Company’s principal product, (2) the current weakness in the housing and lumber markets, (3) current pricing for its specialty products and (4) the strength of other currencies against the U.S. dollar. If the Company’s future cash flow is insufficient and refinancing or additional financing is unavailable, the Company may be unable to meet its debt obligations. If the Company defaults under the terms of some of its indebtedness, the relevant debt holders may accelerate the maturity of their obligations, which could cause cross-defaults or cross-acceleration under the Company’s other obligations.
In addition, both the Company’s and AbitibiBowater’s substantial indebtedness and current liquidity situation may cause concern to one or more of its customers, vendors or trade creditors. If any customer’s, vendor’s or trade creditor’s concern changes their business relations with the Company by stopping work, ceasing sales, requiring sales on cash terms or other changes, these changes may materially adversely affect the Company’s cash flows and results of operations.
The current decline in the global economy and credit crisis may significantly inhibit the Company’s ability to reduce and refinance its current indebtedness.
As of September 30, 2008, total short-term bank debt and current installments of long-term debt totaled $380 million. Based on the Company’s current and expected cash flows, the Company expects that it will need to refinance a significant portion of this indebtedness. During the third quarter of 2008, the global credit markets suffered a significant contraction, including the failure of some large financial institutions. This has resulted in a significant decline in the credit markets and the overall availability of credit. Although many governments, including the United States, have recently taken actions to ease the current credit crisis and make more credit available, no assurance can be provided that such efforts will be successful. Market disruptions, such as those currently being experienced, as well as the Company’s high debt levels and the overall weakness in demand for the Company’s products may increase its cost of borrowing or adversely affect its ability to refinance the Company’s obligations as they become due. If the Company is unable to refinance its indebtedness or access additional credit, or if its short-term or long-term borrowing costs dramatically increase, the Company’s ability to finance its current operations and meet its short-term and long-term obligations could be adversely affected.
In addition, the Company’s parent, AbitibiBowater has targeted approximately $750 million in asset sales by the end of 2009, including additional forest lands, sawmills, hydroelectric sites and other assets in order to reduce the Company’s outstanding indebtedness and provide the Company with additional working capital. However, as a result of the current global economy and credit crisis, it may be difficult for potential purchasers to obtain the financing necessary to buy such assets. As a result, AbitibiBowater may be forced to sell the assets for significantly lower amounts than planned or may not be able to sell them at all.
The Company’s operations require substantial capital and the Company may not have adequate capital resources to provide for all of its capital requirements.
The Company’s businesses are capital intensive and require that it regularly incur capital expenditures in order to maintain its equipment, increase its operating efficiency and comply with environmental laws. In addition, significant amounts of capital may be required to modify the Company’s equipment to produce alternative grades with better demand characteristics or to make significant improvements in the characteristics of its current products. If the Company’s available cash resources and cash generated from operations are not sufficient to fund its operating needs and capital expenditures, the Company would have to obtain additional funds from borrowings or other available sources or reduce or delay its capital expenditures. As discussed above, the recent credit crisis and downturn in the global economy has resulted in a significant decline in the credit markets and the overall availability of credit. The Company may not be able to obtain additional funds on favorable terms or at all. In addition, the Company’s debt service obligations will reduce its available cash flows. If the Company cannot maintain or upgrade its equipment as required, it may become unable to manufacture products that compete effectively.
If AbitibiBowater does not meet the continued listing requirements of the New York Stock Exchange, AbitibiBowater’s common stock may be delisted.
AbitibiBowater’s common stock is listed on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange. The NYSE requires AbitibiBowater to continue to meet certain listing standards, including standards related to the trading price of AbitibiBowater’s common stock (e.g., maintaining an average share price of at least $1.00), as well as AbitibiBowater’s global market capitalization (e.g., maintaining an average global market capitalization of at least $75 million). If AbitibiBowater does not meet the NYSE’s continued listing standards, AbitibiBowater will be notified by the NYSE and will be required to take corrective action to meet the continued listing standards; otherwise AbitibiBowater’s common stock will be delisted from the NYSE. While AbitibiBowater expects that it would have a reasonable time (e.g., between 6 and 18 months) to take corrective action, AbitibiBowater cannot provide any assurances that it will have a reasonable time, if any, or that its corrective action would be successful. A delisting of AbitibiBowater’s common stock from the NYSE could hurt its investors by reducing the liquidity and market price of its common stock. Additionally, a delisting could negatively impact AbitibiBowater by reducing the number of investors willing to hold or acquire its common stock, which could negatively impact its ability to access the public capital markets, which in turn, could have a negative impact on the Company. A delisting could also reduce the value of AbitibiBowater’s equity compensation plans, including the Abitibi plans, which could negatively impact the Company’s ability to retain key employees.
Developments in alternative media could continue to adversely affect the demand for the Company’s products, especially in North America, and the Company’s responses to these developments may not be successful.
Trends in advertising, electronic data transmission and storage and the Internet could have further adverse effects on traditional print media, including the Company’s products and those of its customers, but neither the timing nor the extent of those trends can be predicted with certainty. The Company’s newspaper, magazine and catalog publishing customers may increasingly use, and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, including television and the Internet, instead of newsprint, uncoated specialty papers or other products made by the Company. The demand for certain of the Company’s products weakened significantly over the last several years. For example, industry statistics indicate that North American newsprint consumption has been in decline for several years and has experienced annual declines of 5.1% in 2005, 6% in 2006, 9.8% in 2007 and 9.4% for the first nine months of 2008. The Company believes, and certain third party forecasters indicate, that these declines in newsprint demand could continue or accelerate for the remainder of 2008 and for 2009 and beyond due to conservation measures taken by publishers, reduced North American newspaper circulation, less space devoted to advertising and substitution to other uncoated mechanical grades.
One of AbitibiBowater’s responses to the declining demand for its products has been to curtail its production capacity. For example, during the first quarter of 2008, AbitibiBowater completed the implementation of the first phase of a strategic review, which, among other things, reduced its newsprint and specialty papers production capacity by almost 1 million metric tons per year. During the third quarter of 2008, AbitibiBowater announced that it would take approximately 30,000 to 35,000 metric tons per month of market-related downtime in newsprint during the fourth quarter of 2008. Additionally, AbitibiBowater recently announced that it would take approximately 35,000 metric tons of market-related downtime in pulp during the fourth quarter of 2008. AbitibiBowater has also disclosed that it plans to reduce capacity in 2009 by taking 50,000 metric tons of market-related downtime monthly. It may also become necessary to curtail even more production or permanently shut down even more machines or facilities. Such further curtailments and shut downs would become increasingly likely as North American newsprint demand continues to decline or if market conditions otherwise worsen. Curtailments or shutdowns could result in goodwill or asset write-downs and additional costs at the affected facilities, and could negatively impact the Company’s cash flows and materially affect its results of operations and financial condition.